

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Yehor Rodin
President
Global-Smart.Tech
Kava b.b.
85320, Tivat, Montenegro

> **Re: Global-Smart.Tech**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 15, 2024**
> **File No. 333-267740**

Dear Yehor Rodin:

 We have reviewed your amended registration statement and have the following comments.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 3, 2023 letter.

Amendment No. 2 to Form S-1 filed February 15, 2024

Glossary of Terms and Abbreviations, page 9

1. Please revise this section to include the key terms that are applicable to your new business operations.

Prospectus Summary
Overview, page 11

2. You disclose here that you were initially established with a primary focus on leasing power to clients and that you have "expanded" to incorporate cloud rendering services. On page 42, you indicate that you initially focused on mining operations, but you have decided to "switch" to the new business of cloud rendering. In the discussions of your business operations throughout your registration statement, please clarify what your activities have been and what you intend for them to be in the near future, including

whether you intend to continue pursuing a business in leasing power or mining crypto assets. In this regard, we note various references to the crypto asset industry that remain in your prospectus.

3. We note your response to comment 5 that you have "no plans to pursue cryptocurrency mining." Please revise your registration statement to include this disclosure and clarify what crypto mining and power leasing activities have occurred, if any. In addition, disclose when this transition occurred, what steps you have taken to wind down your business operations in crypto mining, and whether you have disposed of, or still own, any crypto assets or related crypto mining equipment, identifying them.

4. We note your disclosure that your "core strengths lie in possessing video cards and equipment." Please specify the type of other "equipment" that you possess, how many video cards and other types of equipment you possess, how you can use the video cards and equipment to provide cloud rendering services, and whether additional equipment or capabilities are required to be able to offer cloud rendering services.

Risk Factors, page 13

5. We note your response to comment 2. Please revise your risk factors to include a discussion of how your video cards are susceptible to price volatility.

We are at an early stage of development in our new business venture, page 13

6. Please revise here and in your Prospectus Summary to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Please also disclose your current cash on hand, related-party loans and total current liabilities.

Because our office and some assets are located outside of the United States, page 21

7. We note your disclosure that some of your assets are located outside of the United States. Please specify whether any of your assets are located in the United States or revise as appropriate.

Use of Proceeds, page 29

8. We note your disclosure on page 44 that the amount of money allocated to website enhancement ranges from USD 500 to USD 2,000. Please reconcile this disclosure with your allocation of $0 to website development if you sell 25% of your offered shares.

Plan of Distribution
Terms of the Offering, page 32

9. We note your disclosure that your executive officer and director may conduct investment presentations in the form of a roadshow at various investor conferences. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or

expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Description of Business, page 40

10.   Please substantially revise your disclosure in this section to provide a full discussion of the general development of your business. In this regard, please discuss, as applicable:
   •   The status of the development of your cloud rendering services;
   •   The competitive business conditions you face, including your competitive position in the industry and methods of competition;
   •   Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts;
   •   The need for any governmental approval of principal products or services, and the status of such approval;
   •   Effect of existing or probable governmental regulations on the business;
   •   Costs and effects of compliance with environmental laws; and
   •   The number of total employees and number of full-time employees you have.
   Refer to Item 101(h)(4) of Regulation S-K.

Cloud Rendering, page 41

11.   Please revise this section to describe what aspects of your mining business plan translate to the cloud rendering business plan. Indicate whether the equipment, services, software, or others items you acquired or entered into agreements to acquire will be utilized in cloud rendering.

Mining Operations, page 43

12.   We note your response to comment 26 and your revised disclosure. Please revise this section to update the status of your Equipment Purchase Agreement dated May 9, 2022 and Purchase Agreement dated August 26, 2022, indicating whether the terms of those agreements have been fulfilled. Also indicate whether this equipment is utilized for mining, cloud rendering, or both.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

13.   We note your disclosure that you intend to generate revenue primarily through the sale of tariff plans for your cloud rendering services. Please discuss what tariff plans are, how they will be sold, to whom they will be sold, and the steps that must be taken to be able to generate revenue through such sales.

14.   We note that Mr. Rodin has advanced $30,000 and $394,879 to the company, which will be repaid from revenues of operations once generated. Please disclose such liabilities and the impact of such commitments in this section as appropriate. In addition, we note your disclosure on pages 44 and 45 that if you sell less than 25% of the projected amount of

shares in this offering, funding for website enhancement, marketing & advertising, and capacity deployment will be provided to the company by Mr. Rodin. Please disclose the terms of the funding that would be provided by Mr. Rodin, including whether the funding would be in the form of a loan, and if so, the terms of the loan.

Liquidity and Capital Resources, page 47

15. We note your disclosure that the estimated funds required for the next twelve-month period is approximately $15,000, which you expect to raise from the sale of your shares in this offering. Please clarify your business development plans for the next twelve-month period, whether you expect to generate revenue during this period, and the material cash requirements that will require the $15,000. Please also reconcile your disclosure that you expect to generate revenue "by the middle of 2024" or "approximately 10-12 months after the successful completion of [y]our Offering."

Recent Events, page 51

16. Please revise the date of your subsequent events assessment to reflect the appropriate date. In this regard, it appears that February 15, 2023 is a typographical error.

Transactions with Related Persons, Promoters and Certain Control Persons, page 59

17. Please file the loan agreement entered into on November 30, 2023 with Mr. Rodin as an exhibit to the registration statement.

Notes to the Financial Statements
For the Year Ended May 31, 2023
3. Summary of Significant Accounting Policies
Foreign Currency, page F-6

18. We acknowledge your response to our comment 31, and your disclosure that "[g]ains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the statement." Please confirm for us that you have not recognized adjustments related to the translation of financial statements into your functional and reporting currency. Further, revise your disclosure to clarify in which statement your transaction gains and losses are reported.

Notes to the Financial Statements
For the Three and Six Months Ended November 30, 2023
3. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

19. Please revise your disclosure of revenue recognition policies to also reflect your current planned operations of cloud rendering services.

Depreciation, Amortization, and Capitalization, page F-11

20.   Given your change in operations during the period ended November 30, 2023, please tell us how you considered the factors in ASC 360-10-35-21 through 22 in evaluating the mining equipment for recoverability and potential impairment of your long-lived assets.

     Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets